EXHIBIT 21


                     LIST OF SUBSIDIARIES




    The Partnership is a partner of CP Permian Partners, a general partnership which holds title to the Permian Mall in Odessa, Texas. The Corporate General Partner is a partner in the joint venture. The Partnership is a partner of Carlyle/National City Associates, a general partnership which holds title to the National City Center Office Building in Cleveland, Ohio. Another partnership sponsored by the Corporate General Partner is a partner in the joint venture.